Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (202)828-0860
H. Lawrence Culp, Jr.
President and Chief Executive Officer
Danaher Corporation
2099 Pennsylvania Avenue NW
Washington, DC 20006

Re: Danaher Corporation
Definitive 14A
Filed April 10, 2007
File No. 001-08089

Dear Mr. Culp:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Corporate Governance, page 9

Compensation Committee, page 10

1. You state on page 15 that the committee "relies substantially" on the CEO's input and recommendation with regards to establishing performance objectives and assessing actual performance for each named executive officer. We note, for example, that the CEO "provides background regarding the interrelationship between our business objectives and executive compensation matters" and provides "his compensation recommendations." Please revise your disclosure to describe in greater detail the role that the CEO has in processes and procedures for the consideration and determination of compensation. Please refer to Item 402(b)(2)(xv) and Item 407(e)(3)(ii) of Regulation S-K.

2. Please revise your disclosure to describe in greater detail the involvement of compensation consultant and their interaction with the compensation committee. Please explain the nature and scope of their engagement and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

3. Though you state that your executive compensation program is "biased toward compensation that is dependent on company and individual performance," it is unclear how each element of compensation is structured and implemented to reflect the company's and the executive officer's performance. Please revise your disclosure to explain why you have chosen to pay each component of compensation program and clarify what the compensation program is designed to reward. Your revised disclosure should provide disclosure and analysis of how performance contributes to actual compensation. Please refer to Items 402(b)(1) of Regulation S-K.

4. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers. The discussion should address the differences in base salary and grants of performance shares and stock options.

Base Salary, page 14

5. Please revise your disclosure to clarify how each of the referenced individual factors was considered in the decisions with respect to increasing (or maintaining) changes to the base salary. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

Annual Cash Incentive Compensation, page 14

6. Your disclosure indicates that you used both quantitative and qualitative goals in determining performance objectives in annual cash compensation, including "established targets" such as EPS performance.   Please clarify how you determined the amount of annual cash incentive compensation by describing in greater detail the established targets. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion. You should provide detailed explanation for your conclusion as to competitive harm and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

7. You refer to the committee's ability to exercise discretion in determining the amount of annual cash incentive awarded to each officer for the year. Please clarify whether discretion has been exercised and identify the exercise of discretion indicating to whom it applied and the extent it applied to the compensation. Furthermore, we note that under the proposed cash incentive compensation plan, the committee will have "flexibility" to apply different performance goals with respect to compensation awards. Please revise this disclosure to discuss the extent to which the committee can exercise its discretion with respect to these performance goals. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Equity Awards, page 16

8. Though you state that "the Committee views the performance criteria as ancillary in importance to the time-based vesting requirements," the performance criteria that must be satisfied in order for executive equity awards to vest remains unclear. Please revise your disclosure to clarify.

9. You state that the committee first identifies the dollar value it intends to deliver to the named executive officer to determine the amount of equity award and then that dollar

amount is divided between stock options and restricted stock units.   Please revise your disclosure to explain how you determine the dollar value of the equity award and explain the reasons why you allocate between stock options and restricted stock units in the proportions indicated. Please address the factors considered and the relative significance or weight accorded to each factor in determining the basis of award and allocation. Your revised disclosure should discuss how each element of the equity award is structured and implemented and it should also describe the performance and/or contribution of each named executive officer that is taken into account in this process. Please refer to Item 402(b)(2)(iii) and (vii) of Regulation S-K.

Other Compensation, page 18

10. Please expand your disclosure of your severance and change-of-control benefits to discuss all material elements of this compensation. For example, outline the "certain events of termination" and the "certain circumstances" upon which payments would be made; define a "good reason" to resign; and quantify amounts that would be payable. In addition, discuss the reasons why the CEO's severance and change-of-control arrangements are different than that for the other named executive officers. Please refer to Item 402(b)(1) and (b)(2)(xi) of Regulation S-K.

Peer Group Compensation Analysis, page 20

11. You refer to a "broader group of companies" in the last sentence of this section. Please revise your disclosure to identify all the companies against which you benchmark your total compensation or material element of compensation and discuss the degree to which you considered these companies. In your revised disclosure, please identify the benchmarks used and discuss the extent to which it was considered in determining each element of compensation for each of the named executive officers. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 22

12. The amounts disclosed in footnote 8 to the summary compensation table do not reconcile with the amount listed under All Other Compensation in the table. Please refer to Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K. Please revise or advise.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel